CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

06013221

May 2, 2006

BY HAND

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the upcoming shareholders' meeting of the Company pursuant to subparagraph (b)(l)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Sincerely,

Yulia Solomakhina

Enclosure

dlw 5/9

[TRANSLATION FROM RUSSIAN]

To be sent by registered mail

Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

NOTICE
of the holding of the annual general shareholders' meeting of OAO Mosenergo
in the form of a meeting (joint presence of shareholders)
May 26, 2006 at 10:00 a.m.,
at the following address:
3 Lenin Street, Dzerzhinsky, Moscow region.
Commencement of registration: 9:00 a.m.

Dear Shareholder:

OAO Mosenergo informs you that the annual general shareholders' meeting will be held on May 26, 2006.

Pursuant to the Federal Law On Joint-Stock Companies, the Board of Directors of OAO Mosenergo has fixed April 11, 2006 as the record date – the date of compilation of the list of persons entitled to participate in the annual general shareholders' meeting and to receive dividends based on the results of 2005.

AGENDA of the MEETING:

1. Approval of the annual report, annual financial statements, including the profit and loss statement of the Company

It is proposed to approve the annual report of OAO Mosenergo for 2005.

It is proposed to approve the annual financial statements of the Company for 2005, the profit and loss statement of the Company based on the results of 2005.

2. Distribution of profits (including dividends) and losses of the Company based on the results of the fiscal year 2005.

Net profit of the accounting period in the amount of 2,081,926 thousand rubles shall be distributed as follows: 104,096 thousand rubles – to the reserve fund, 1,523,863 thousand rubles – to the accumulation fund; 453,967 thousand rubles - to the payment of dividends.

It is proposed to pay dividends on ordinary shares of the Company based on the results of 2005 in the amount of 0.01607 rubles per ordinary share of the Company in cash within 60 days from the date of the decision on their payment.

3. Election of members of the Board of Directors of the Company

Pursuant to the Company's Charter, it is necessary to elect the Board of Directors of OAO Mosenergo comprising 13 members. Candidates to the Board of Directors have been

nominated by shareholders holding not less than 2% of the voting shares of the Company. The list of candidates to the Board of Directors is set forth in the voting ballot.

Decision on this item of the agenda shall be taken by cumulative vote. In a cumulative vote, the number of votes held by each shareholder shall be multiplied by 13 - the number of persons to be elected to the Board of Directors of the Company. The shareholder has the right to cast all of the resulting votes in favor of one candidate or allocate them among two or more candidates.

4. **Election of members of the Company's Audit Commission**

Pursuant to the Company's Charter, it is necessary to elect the Audit Commission of OAO Mosenergo comprising 5 members. Candidates to the Audit Commission have been nominated by shareholders holding not less than 2% of the voting shares of the Company. The list of candidates to the Audit Commission of the Company is set forth in the voting ballot.

5. Approval of the Company's auditor

It is proposed to select ZAO PriceWaterhouseCoopers Audit as the Company's external auditor, Audit License No. E000376, issued on May 20, 2002 for a term of 5 years.

6. Amendments and additions to the Company's Charter

It is proposed to introduce amendments and additions to the Charter of the Company.

7. Payment of remuneration and compensation to the members of the Board of Directors of the Company

It is proposed to pay remuneration and compensation to the members of the Board of Directors based on the results of the year pursuant to the Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo, approved by the annual general shareholders' meeting on June 29, 2005.

It is proposed to approve the restated Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo.

8. **Payment of remuneration and compensation to the members of the Company's Audit Commission**

It is proposed to pay remuneration and compensation to the members of the Audit Commission based on the results of the year pursuant to the Regulation On Payment of Remuneration and Compensation to Members of the Audit Commission of OAO Mosenergo, approved by the annual general shareholders' meeting of May 30, 2002.

9. Amendments and additions to the Regulation On the Procedure for Convocation and Holding Meetings of the Company's Board of Directors

It is proposed to introduce amendments and additions to the Regulation On the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.

10. Amendments and additions to the Regulation on the Management Board of the Company

It is proposed to introduce amendments and additions to the Regulation On the Company's Management Board.

We have sent to you a set of voting ballots containing items of the agenda put to a vote and voting options.

Please note:

Voting ballots must be completed in accordance with explanations contained in each ballot and must be signed by the relevant shareholder or its representative.

The filled-in voting ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

When determining the quorum and counting the votes, the votes represented by voting ballots received by the Company no later than two days prior to the date of the annual general shareholders' meeting (i.e., no later than May 23, 2006) will be taken into account.

Persons entitled to take part in the annual general shareholders' meeting may get acquainted with information (materials) relating to agenda items between April 26, 2006 and May 26, 2006 on business days, 9.00 a.m. to 5 p.m. at the following addresses:

Securities Department of OAO Mosenergo: 8 Raushskaya nab., Moscow. Access to the building can be provided only subject to prior registration over the telephone.
Contact phones: 957-2057, 957-4805,957-3945.
ZAO Specialized Registrar Reestr-Servis: 15 Sadovnicheskaya Ulitsa, Moscow.
Contact phones: 234-7076; 234-7078; 234-7079.

The aforementioned information (materials) will be also accessible on the Company's Internet web-site starting from May 15, 2006 and on the day of the meeting, at the venue of the meeting, from the moment of the beginning of the registration of the meeting's participants until the closing of the meeting.

The Board of Directors of OAO Mosenergo

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrification Mosener
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia
The annual general meeting in the form of a meeting will be held on May 26, 2006 at
10:00 a.m.
at: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

1

VOTING BALLOT

Name of shareholder:

XXXXXXXX

Number of voting shares in the Company:

ISSUE 1: Approval of the Company's annual report, annual financial statements, including a profit and loss statement

RESOLUTION: ***To approve the Company's annual report, annual financial statements and profit and loss statement:***

"FOR"		"AGAINST"		"ABSTAINED"	

ISSUE 2: Distribution of the Company's profit (including dividends) and losses on the basis of the 2005 financial results

RESOLUTION:

1. To approve the following distribution of the Company's profits (losses) for the 2005 financial year:

	(thousand rubles)
Net profit of the accounting period	*2,081,926*
Reserve fund	*104,096*
Accumulation fund	*1,523,863*
Dividends	*453,967*
Repayment of losses of the previous years	-

2. To pay cash dividends in respect of the Company's ordinary shares on the basis of the results for the year 2005 in the amount of 0.01607 rubles per one ordinary share of the Company within 60 days of the decision on their payment:

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

☐ - a portion of shares were transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the date of compilation of the List eligible to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS

WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (attorney-in-fact) ______________________ (______________________________)

(signature) (name)

Power of attorney No. __________of __________ ______, 200_

The voting ballot must be signed by the shareholder or his attorney-in-fact.

The voting ballot must include documents (or their notarized copies) attesting the powers of successors and attorneys-in-fact included in the list of persons entitled to participate in the general shareholders' meeting

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

The annual general meeting in the form of a meeting will be held on May 26, 2006 at **10:00 a.m.**

at: 3 Lenin Street, Dzerzhinsky, Moscow region.

The filled in ballots may be sent to the following addresses:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035

ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

VOTING BALLOT

2

Name of shareholder:

Number of voting shares in the Company:

Number of votes available to the shareholder in cumulative voting: ______________

Item 3: Election of Members of the Company's Board of Directors.

Resolution: To elect the following members of the Company's Board of Directors:

No.	Names and positions of candidates	Number of votes cast for the candidate
1	AKSYONOV Pyotr Nikolaevich - First Deputy Mayor of Moscow in the Moscow Government and Head of the Municipal Economy Complex	
2	BOBIN Vladimir Nikolaevich - First Deputy General Director of KIT Finance Investment Bank (OAO)	
3	BODUNKOV Aleksei Feliksovich - Minister for Property Relations of the Moscow Region Government	
4	BRYLKOV Vladislav Victorovich – First Deputy General Director of ZAO "Leader" (a company specializing in pension fund asset management)	
5	BUSHMAKIN Sergey Aleksandrovich – Vice-President of Non-state Pension Fund GAZFOND	
6	BYKHANOV Evgeny Nikolaevich – Deputy General Director of the fund "The Institute of Professional Directors"	
7	VASILYEV Dmitriy Valeryevich - First Deputy General Director for Strategy and Corporate Policy of OAO Mosenergo	
8	GAVRILENKO Anatoly Anatolyevich - General Director of ZAO "Leader" (a company specializing in pension fund asset management)	
9	EREMEEV Maxim Aleksandrovich – counsel of the fund "The Institute of Professional Directors"	
10	ZAGRETDINOV Ilyas Shamilevich – Deputy Managing Director, Executive Director of Business Unit No. 1 of OAO RAO UES of Russia	
11	KOKIN Andrey Anatolyevich – Deputy General Director, Director for Development of ZAO "Leader" (a company specializing in pension fund asset management)	
12	KOMANOV Victor Alekseevich – Head of the Corporate Finance Department of AB Gazprombank (ZAO)	
13	KOPSOV Anatoliy Yakovlevich - General Director of OAO Mosenergo	
14	KRAVTSOV Andrei Nikolaevich – Executive Vice-President of AB Gazprombank (ZAO)	

15	KUZNETSOV Artyom Vladislavovich – Senior Vice-President of the non-commercial partnership GUTA Group	
16	LOGOVINSKY Evgeny Ilyich – Deputy General Director (Economy and Finance) of ZAO "Leader" (a company specializing in pension fund asset management)	
17	MATVEEV Aleksei Anatolyevich - Deputy Chairman of the Management Board of AB Gazprombank (ZAO)	
18	NEGOMEDZYANOV Aleksandr Aleksandrovich– First Deputy General Director of OAO Mosenergo for financial and economic matters, logistics and sales	
19	PICHYUGINA Maria Nikolaevna - Deputy Managing Director, Executive Director of Business Unit No. 1 of OAO RAO UES of Russia	
20	POYARKOV Ivan Sergeevich – counsel of the fund "The Institute of Professional Directors"	
21	RUMYANTSEV Sergey Yurievich – Deputy General Director (Economics) of OAO Mosenergo	
22	SYOMIN Nikolai Alekseevich – Vice-President of the Non-state Pension Fund GAZFOND	
23	SKRIBOT Wolfgang - Director of the Corporate Finance Department of AB Gazprombank (ZAO)	
24	SMIRNOV Pavel Stepanovich - member of the Management Board of OAO RAO UES of Russia	
25	SOBOL Aleksandr Ivanovich - Deputy Chairman of the Management Board of AB Gazprombank (ZAO)	
26	STRIZHENKO Polina Valentinovna – chief expert of the Market Department of the Restructuring Management Center of OAO RAO UES of Russia	
27	UDALTSOV Yuri Arkadievich – member of the Management Board, Head of the Restructuring Management Center of OAO RAO UES of Russia	
28	FILIPPOV Vasily Gennadievich – chief of the Tariff Department of Business Unit No. 1 of OAO RAO UES of Russia	
29	FILL Sergey Sergeevich – Chief of the Corporate Events Department of Business Unit No. 1 of OAO RAO UES of Russia	

"AGAINST" all candidates		**"ABSTAINED" from voting on all candidates**	

Attention! In cumulative voting, the number of shares held by a shareholder is multiplied by 13 – being the number of persons to be elected to the Board of Directors of the Company. The shareholder (a person attending the meeting) may cast the resulting votes in their entirety for one candidate or allocate them among two or more candidates, or may vote AGAINST all candidates or ABSTAIN from voting on all candidates by leaving undeleted only the voting option that corresponds to his decision.

Any fractional portion of a vote resulting from the multiplication of the number of votes held by the holder of a fractional share by the number of persons to be elected to the Board of Directors of the Company may be cast for one candidate only.

The cumulative voting procedure described above is applied unless otherwise provided for in items 1, 2 and 3.

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected, the number of votes cast for the voting option elected and also indicate the reason for filling out the field.

☐ - a portion of shares were transferred after the date of compilation of the List. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

[ ] - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts.

A BALLOT IN WHICH THE TOTAL NUMBER OF VOTES EXCEEDS THE NUMBER OF SHARES HELD BY THE SHAREHOLDER MULTIPLIED BY THIRTEEN (13), AND A BALLOT CONTAINING ERASURES AND/OR CORRECTIONS, WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY THE SHAREHOLDER IS INVALID

Signature of shareholder or attorney-in-fact ________________ (__________________________)

(full name)

Under power of attorney No. _______ issued on _________ ___, 200_

The Ballot must be signed by the shareholder or his attorney-in-fact. The Ballot must be accompanied by documents (or their notarized copies) attesting the powers of legal successors and representatives included in the List of Persons Entitled to Take Part in the General Shareholders' Meeting.

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrificati
Mosener
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

3

The annual general meeting in the form of a meeting will be held on May 26, 2006 at **10:00 a.m.**
at: 3 Lenin Street, Dzerzhinsky, Moscow region.

The filled in ballot may be sent to the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

XXXXXXXX

VOTING BALLOT

Name of shareholder:

Number of voting shares in the Company:

ISSUE 4: Election of members of the Company's Audit Commission

Resolution: To elect the following members of the Audit Commission of the Company.

No.	Name and position of the of the candidate	Voting options		
1.	VASILYEV Sergey Vyacheslavovich – Chief of Legal Department of the Corporate Center of OAO RAO UES of Russia	"FOR"	"AGAINST"	"ABSTAINED"
2.	KUZHILEVA Evgeniya Evgenyevna – Project Manager of the Corporate Finance Department of AB Gazprombank (ZAO)	"FOR"	"AGAINST"	"ABSTAINED"
3.	KUZNETSOV Vladimir Dmitrievich – Head of the Internal Audit Department of OAO Mosenergo	"FOR"	"AGAINST"	"ABSTAINED"
4.	LEVANKOV Artyom Vyacheslavovich – Deputy Chief of Internal Control Department of AB Gazprombank (ZAO)	"FOR"	"AGAINST"	"ABSTAINED"
5.	MITROFANENKOV Roman Anatolyevich – Manager of the Department for the Supervision of Financial and Business Activities of Subsidiaries and Dependent Companies of Business Unit No. 1 of OAO RAO UES of Russia	"FOR"	"AGAINST"	"ABSTAINED"
6.	POPOVA Victoria Victorovna – chief expert of the Department for Monitoring of Non-banking Subsidiaries of the Internal Control Department of AB Gazprombank (ZAO)	"FOR"	"AGAINST"	"ABSTAINED"
7.	SANNIKOVA Olga Andreevna – Operations Director for Investment Activity of AB Gazprombank (ZAO)	"FOR"	"AGAINST"	"ABSTAINED"
8.	SAYAPIN Aleksandr Victorovich – Chief of Department for Monitoring of Non-banking Subsidiaries of the Internal Control Department of AB Gazprombank (ZAO)	"FOR"	"AGAINST"	"ABSTAINED"

9. SVETOV Denis Aleksandrovich – leading expert of the Department of Special Accounting and Reporting of the Non-state Pension Fund GAZFOND	"FOR"	"AGAINST"	"ABSTAINED"
10. SIDOROV Sergey Borisovich – Chief of Internal Audit Department of the Corporate Center of OAO RAO UES of Russia	"FOR"	"AGAINST"	"ABSTAINED"
11. TUSHUNOV Igor Ivanovich – chief economist of ZAO "Leader" (a company specializing in pension fund asset management)	"FOR"	"AGAINST"	"ABSTAINED"
12. UZGOROV Igor Ivanovich – Chief of the Department for the Supervision of Financial and Business Activities of Subsidiaries and Dependent Companies of Business Unit No. 1 of OAO RAO UES of Russia	"FOR"	"AGAINST"	"ABSTAINED"

Attention! The Audit Commission consists of five members.
You may vote "FOR" five or less candidates.

A ballot in which affirmative votes are cast for more than 5 candidates, and a ballot in which more than one voting option is left undeleted, will be deemed invalid

(unless otherwise provided for in Items 1, 2 and 3)

Choose (leave undeleted) one voting option that corresponds to your decision on each issue
(unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

☐ - a portion of shares were transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the date of compilation of the List eligible to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (attorney-in-fact) ____ (___________)
(signature) ***(name)***

Power of attorney No. __________ of _________ ______, 200_

The voting ballot must be signed by the shareholder or his attorney-in-fact.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and attorneys-in-fact included in the list of persons entitled to participate in the general shareholders' meeting

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrification Mosener
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia
The annual general meeting in the form of a meeting will be held on May 26, 2006 at **10:00 a.m.**
at: 3 Lenin Street, Dzerzhinsky, Moscow region.
The filled in ballot may be sent to the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

4

VOTING BALLOT

Name of shareholder:

Number of voting shares in the Company:

XXXXXXXX

ISSUE 5: Approval of the Company's external auditor
RESOLUTION: To approve ZAO PricewaterhouseCoopers Audit as the Company's external auditor:

"FOR"		"AGAINST"		"ABSTAINED"	

ISSUE 6: Amendments and additions to the Company's charter
RESOLUTION: To make the following amendments and additions to the Company's charter:
6.1.
In Article 3:
Clause 19 of Section 3.2 shall be amended to read as follows:
" – organize and carry out activities relating to mobilization training, civil defense, emergency situations and protection of data constituting the state secret under the laws of the Russian Federation."
In Article 15:
Clause 48 of Section 15.1 shall be supplemented with the following paragraphs:
" – approval of the key target efficiency indicators (adjusted key target efficiency indicators) of subsidiaries and dependent companies and approval of the report on the implementation of the key target annual and quarterly efficiency indicators of subsidiaries and dependent companies;
– approval of business plans (adjusted business plans) of subsidiaries and dependent companies and approval (examination) of the report on the implementation of the business plans of subsidiaries and dependent companies;
– approval of profit and loss distribution on the basis of the results of the fiscal year of subsidiaries and dependent companies;
– recommendations on the amount of dividends payable on shares of subsidiaries and dependent companies and on their payment procedure;
– payment (declaration) of dividend on the basis of the results of the first quarter, six months, and nine months of the fiscal year, and on the basis of the results of the fiscal years of subsidiaries and dependent companies;
– approval (adjustment) of the investment programs of subsidiaries and dependent companies and approval (examination) of the report on their implementation;
– approval of the Regulation on Insurance Protection of subsidiaries and dependent companies, and approval of insurers (approval of the results of the insurers' selection) of subsidiaries and dependent companies and an insurance broker responsible for the selection of insurers for subsidiaries and dependent companies;
– approval of the Program of Insurance Protection of Subsidiaries and Dependent Companies and amendments thereto;
– examination of the report by the single-member executive bodies of subsidiaries and dependent companies on their insurance protection.";
Section 15.1 shall be supplemented with the following paragraph:
"preliminary approval of transactions (including several related transactions) connected with the disposal, or the

possibility of disposal, of the Company's property constituting fixed assets, intangible assets or non-completed construction projects which are not intended for generation, transmission, allocation or distribution of electrical or thermal energy in the cases (amounts) to be determined by a separate decision of the Board of Directors of the Company by approval of the relevant register of the above property;"

In Article 20:

Section 20.2 shall be amended to read as follows:

"20.2. Committees of the Board of Directors shall be formed to make decisions on matters that fall within the competence of the Board of Directors or are reviewed by the Board of Directors as part of supervision of activities of the Company's executive body, and to propose necessary recommendations to the Board of Directors of the Company.".

In Article 26:

Clause 7 of Section 26.1 shall be amended to read as follows:

"7) a prospectus, a quarterly report of the issuer and other documents containing information which shall be published or otherwise disclosed in accordance with the federal laws;"

6.2.

In Article 18:

The second paragraph of Section 18.9 shall be deleted;

Section 18.10 shall be amended to read as follows:

"18.10. Decisions of the Board of Directors on matters described in clauses 28, 29, 33, 37, 38, 47-49 of Section 15.1. of Article 15 of this Charter shall be adopted by a two-thirds majority of votes of the members of the Board of Directors of the Company participating in the meeting.".

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

☐ - a portion of shares were transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the date of compilation of the List eligible to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS

WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (attorney-in-fact) ______________________ (____)
(signature) *(name)*

Power of attorney No. __________of __________ ______, 200_

The voting ballot must be signed by the shareholder or his attorney-in-fact.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and attorneys-in-fact included in the list of persons entitled to participate in the general shareholders' meeting

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrification Mosener

8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

The annual general meeting in the form of a meeting will be held on May 26, 2006 at **10:00 a.m.**

at: 3 Lenin Street, Dzerzhinsky, Moscow region.

The filled in ballot may be sent to the following addresses:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035

ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

5

VOTING BALLOT

Name of shareholder:

Number of voting shares in the Company:

XXXXXX XX

ISSUE 7: Payment of remuneration and compensation to members of the Company's Board of Directors

RESOLUTION:

1. To pay remuneration and compensation to members of the Board of Directors on the basis of results of the year in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo, approved by the general shareholders' meeting on 29 June 2005:

2. To approve the restated version of the Regulation On Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo:

"FOR"		"AGAINST"		"ABSTAINED"	

ISSUE 8: Payment of remuneration and compensation to members of the Company's Audit Commission

RESOLUTION:

1. To pay remuneration and compensation to members of the Audit Commission on the basis of results of the year in accordance with the Regulation On Payment of Remuneration and Compensation to Members of the Audit Commission of OAO Mosenergo, approved by the general shareholders' meeting on 30 May 2002:

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

☐ - a portion of shares were transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts.

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the date of compilation of the List eligible to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (attorney-in-fact) ________________________ (____)
(signature) *(name)*

Power of attorney No. __________of _________ ______, 200_

The voting ballot must be signed by the shareholder or his attorney-in-fact.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and attorneys-in-fact included in the list of persons entitled to participate in the general shareholders' meeting

[TRANSLATION FROM RUSSIAN]

Open Joint Stock Company of Energy and Electrificati Mosener **8 Raushskaya Naberezhnaya, Moscow, 115035, Russia** The annual general meeting in the form of a meeting will be held on May 26, 2006 at **10:00 a.m.** **at: 3 Lenin Street, Dzerzhinsky, Moscow region.** The filled in ballot may be sent to the following addresses: OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035 ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035. **VOTING BALLOT**	**6**
Name of shareholder: ***Number of voting shares in the Company:***	XXXXXXXX

ISSUE 9: Amendments and additions to the Regulation on the Procedure for the Convocation and Holding of the Meetings of the Board of Directors of the Company
RESOLUTION:
To introduce the following amendments and additions to the Regulation on the Procedure for the Convocation and Holding of the Meetings of the Board of Directors of the Company clause 5.1 of Article 5 of the Regulation shall be amended to read as follows:
"The meetings of the Board of Directors shall be held in accordance with the approved Plan of work of the Board of Directors and also as may be needed but not less than once very six weeks."
To add the following paragraph to clause 6.7 of Article 6 of the Regulation:
"a quarterly report of the issuer of securities submitted as a material on the issue of the agenda regarding the approval of a quarterly report of the issuer of securities has to be sent to the members of the Board of Directors not less than five (5) days prior to the meeting of the Board of Directors (final date for the acceptance of the voting ballots for the absentee voting)".
Clause 9.1 of Article 9 of the Regulation shall be amended to read as follows:
"Decisions of the Board of Directors of the Company on the issues of the agenda may be taken by absentee voting (by polls)".
Clause 9.7 of Article 9 of the Regulation shall be amended to read as follows:
"In accordance with the approval sheets received from the members of the Board of Directors and with the consideration for the proposals (or) remarks concerning the proposed draft decisions on the agenda, the corporate secretary in coordination with the Chairman of the Board of Directors compiles an absentee voting ballot (in the form of Exhibit 3) on the issues of the agenda in respect of which there are no objections on the approval thereof by absentee voting or in respect of which less than 3 members of the Board of Directors have objected against the adoption thereof by absentee voting, except for the case provided for by clause 9.15 of this Regulation."

"FOR"		"AGAINST"		"ABSTAIN"	

ISSUE 10: Amendments and additions to the Regulation on the Management Board of the Company

RESOLUTION: To introduce the following amendments and additions to the Regulation on the Management Board of the Company

Clause 6.8 of Article 6 of the Regulation shall be amended to read as follows:

"Provided that a meeting of the Management Board is attended by not less that a half of its members, written opinions of the members of the Management Board of the Company (if any) absent at the meeting of the Management Board shall be taken into consideration in accordance with the procedure established by this Regulation."

Clause 6.9 of Article 6 of the Regulation shall be amended to read as follows:

"If a member of the Management Board is unable to attend a meeting of the Management Board, he is entitled to send (by fax to be followed by an original) to the Chairman of the Management Board his written opinion on the issues of the agenda of the meeting in the form of Exhibit 1 to this Regulation, prior to the beginning of the meeting of the Management Board."

Clause 6.11 of Article 6 to be deleted.

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If less than all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed up:

☐ - a portion of shares were transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of

IF MORE THAN ONE VOTING OPTION IS LEFT UNDELETED THE VOTING WITH RESPECT TO SUCH AGENDA ITEM WILL BE DEEMED INVALID

(except when voting in accordance with instructions from persons who have acquired shares after the date of compilation of the List eligible to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS

WILL BE DEEMED INVALID

A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (attorney-in-fact ______________________ (______________________)

(signature) *(name)*

Power of attorney No. __________of __________ ______, 200_

The voting ballot must be signed by the shareholder or his attorney-in-fact.

The voting ballot must include documents (or their notarized copies) attesting the powers of successors and attorneys-in-fact included in the list of persons entitled to participate in the general shareholders' meeting